UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 8, 2024, our operating subsidiary Xi’an App-Chem Bio (Tech) Co., Ltd. (“App-Chem”), entered into a Brand Authorization Agreement (the “Agreement”) with Guangdong JUWO Trading Co., Ltd. (“JUWO”). Under the Agreement, the Company and JUWO have agreed to strategic cooperation regarding the construction and development of marketing and supply chain systems for liquor distribution and sales, liquor branding, and functional liquor and hangover relief products in mainland China. JUWO, which specializes in the commercial marketing of Moutai-flavored liquor in mainland China, has more than 10-years’ experience in the liquor commercial distribution market. JUWO’s team has successfully created a variety of Moutai-flavor liquor brands and holds abundant channel distribution resources in the online and offline in liquor market in China.

JUWO and the Company intend to cooperate in jointly creating high-quality health alcoholic and related products that combine traditional Chinese culture and modern technology by utilizing the brand influence of App-Chem in the industry and JUWO’s advantages in marketing and distribution channels in the liquor market.

Under the Agreement, App-Chem has granted JUWO a non-exclusive right to use the trademark “Jiangwang and App-Chem Co-Branding” for alcoholic health products. JUWO will be responsible for using its distribution channel resources in the online and offline liquor market in China to promote App-Chem’s sales of alcoholic health products. The Agreement will run for a term of two (2) years, which may be extended by mutual agreement. The Agreement, which is filed herewith as Exhibit 10.1, should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Brand Authorization Agreement with Guangdong JUWO Trading Co., Ltd. (English translation)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer